CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$ 43,222
Accounts receivable	6,793
Prepaid assets	5,017
Capitalized contract costs	17,206
Total assets	$ 72,238

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$ 3,738
Deferred revenue, current portion	50,000
Total liabilities	53,738
Member's equity	18,500
Total liabilities and member's equity	$ 72,238